Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-176914

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated August 18, 2014.

The Goldman Sachs Group, Inc. $ Leveraged Buffered iShares® U.S. Real Estate ETF-Linked Notes due

The notes will not bear interest. The amount that you will be paid on your notes on the stated maturity date (expected to be the third scheduled business day after the determination date) is based on the performance of the iShares® U.S. Real Estate ETF (which we refer to as the index fund) as measured from the trade date to and including the determination date (expected to be between 36 and 39 months after the trade date). If the final index fund level on the determination date is greater than the initial index fund level (set on the trade date and may be higher or lower than the actual closing level of the index fund on the trade date), the return on your notes will be positive, subject to the maximum settlement amount (expected to be between $1,350.00 and $1,410.00 for each $1,000 face amount of your notes). If the final index fund level declines by up to 15.00% from the initial index fund level, you will receive the face amount of your notes. If the final index fund level declines by more than 15.00% from the initial index fund level, the return on your notes will be negative. You could lose your entire investment in the notes.

To determine your payment at maturity, we will calculate the index fund return, which is the percentage increase or decrease in the final index fund level from the initial index fund level. On the stated maturity date, for each $1,000 face amount of your notes, you will receive an amount in cash equal to:

•

if the index fund return is positive (the final index fund level is greater than the initial index fund level), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) 2.0 times (c) the index fund return, subject to the maximum settlement amount;

•	if the index fund return is zero or negative but not below -15.00% (the final index fund level is equal to or less than the initial index fund level but not by more than 15.00%), $1,000; or

•

if the index fund return is negative and is below -15.00% (the final index fund level is less than the initial index fund level by more than 15.00%), the sum of (i) $1,000 plus (ii) the product of (a) approximately 1.1765 times (b) the sum of the index fund return plus 15.00% times (c) $1,000.

The return on your notes is linked to the performance of the iShares® U.S. Real Estate ETF, and not to the performance of the Dow Jones U.S. Real Estate IndexSM (which we refer to as the index) on which the index fund is based. Although the index fund seeks results that correspond generally to the performance of the index, the index fund follows a strategy of “representative sampling,” which means the index fund’s holdings do not identically correspond to the holdings and weightings of the index, and may significantly diverge from the index. Although the index fund generally invests at least 90% of its assets in the same securities as those contained in the index and in depositary receipts representing the same securities as those contained in the index, it does not hold all of the securities underlying the index and may invest the remainder of its assets in securities that are not contained in the index, or in other types of investments. Additionally, when the index fund purchases securities not held by the index, the index fund may be exposed to additional risks, such as counterparty credit risk or liquidity risk, to which the index components are not exposed. Therefore, your investment in the notes will not directly track the performance of the underlying index and there may be significant variation between the performance of the index fund and the index on which it is based.

Your investment in the notes involves certain risks, including, among other things, our credit risk. See page PS-11.

You should read the additional disclosure herein so that you may better understand the terms and risks of your investment. United States alien holders should note the discussion under “Additional Risks Factors Specific to Your Notes — United States Alien Holders May Be Subject to United States Tax, Withholding, and Ownership Limitations,” including their representations to us, on page PS-15.

The estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. (GS&Co.) and taking into account our credit spreads) is expected to be between $935 and $965 per $1,000 face amount, which will be less than the original issue price. The value of your notes at any time will reflect many factors and cannot be predicted; however, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would initially buy or sell notes (if it makes a market, which it is not obligated to do) and the value that GS&Co. will initially use for account statements and otherwise will equal approximately $         per $1,000 face amount, which will exceed the estimated value of your notes as determined by reference to these models. The amount of the excess will decline on a straight line basis over the period from the trade date through                     .

Original issue date:	, 2014	Original issue price:	100.00% of the face amount
Underwriting discount:	% of the face amount	Net proceeds to the issuer:	% of the face amount

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman, Sachs & Co.

Pricing Supplement No.                     dated             , 2014.

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.

Goldman Sachs may use this prospectus in the initial sale of the notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this prospectus in a market-making transaction in a note after its initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus is being used in a market-making transaction.

About Your Prospectus

The notes are part of the Medium-Term Notes, Series D program of The Goldman Sachs Group, Inc. This prospectus includes this pricing supplement and the accompanying documents listed below. This pricing supplement constitutes a supplement to the documents listed below and should be read in conjunction with such documents:

•	Product supplement no. 1626 dated August 24, 2012

•	General terms supplement dated September 23, 2013

•	Prospectus supplement dated September 19, 2011

•	Prospectus dated September 19, 2011

The information in this pricing supplement supersedes any conflicting information in the documents listed above. In addition, some of the terms or features described in the listed documents may not apply to your notes.

Leveraged Buffered iShares® U.S. Real Estate ETF-Linked Notes due

INVESTMENT THESIS

•

For investors who are willing to forgo gains above a maximum payment of between 135.00% and 141.00% of the face amount in exchange for (a) leveraged upside participation if the underlier return is positive but not greater than between 17.50% and 20.50% and (b) a buffer against loss of principal in the event of a decline of up to 15.00% in the final underlier level relative to the initial underlier level.

•

For investors willing to forgo interest payments and risk losing their entire investment for the potential to earn 200.00% of any positive return of the underlier up to a maximum payment of between 135.00% and 141.00% of the face amount.

DETERMINING THE CASH SETTLEMENT AMOUNT

At maturity, for each $1,000 face amount, the investor will receive (in each case as a percentage of the face amount):

•	If the final underlier level is above 100.00% of its initial level, 100.00% plus 200.00% times the underlier return, subject to a maximum of between 135.00% and 141.00%

•	If the final underlier level is between 85.00% and 100.00% of its initial level, 100.00%

•	If the final underlier level is below 85.00% of its initial level, 100.00% minus approximately 1.1765% for every 1.00% that the underlier has declined below 85.00% of its initial level

If the final underlier level declines by more than 15.00% from the initial underlier level, the return on the notes will be negative and the investor could lose their entire investment in the notes.

KEY TERMS

Issuer:	The Goldman Sachs Group, Inc.
Underlier:	The iShares® U.S. Real Estate ETF (Bloomberg symbol, “IYR Equity”)
Face Amount:	$ in the aggregate; each note will have a face amount equal to $1,000
Trade Date:
Settlement Date:	Expected to be the fifth scheduled business day after the trade date
Determination Date:	Expected to be between 36 and 39 months after the trade date
Stated Maturity Date:	Expected to be the third scheduled business day after the determination date
Initial Underlier Level:	To be determined on the trade date
Final Underlier Level:	The closing level of the underlier on the determination date
Underlier Return:	The quotient of (i) the final underlier level minus the initial underlier level divided by (ii) the initial underlier level, expressed as a positive or negative percentage.
Upside Participation Rate:	200.00%
Buffer Level:	85.00% of the initial underlier level (equal to a -15.00% underlier return)
Buffer Amount:	15.00%
Maximum Settlement Amount:	Expected to be between $1,350.00 and $1,410.00
Cap Level:	Expected to be between 117.50% and 120.50% of the initial underlier level
CUSIP/ISIN:	/

HYPOTHETICAL PAYMENT AT MATURITY*

Hypothetical Final Underlier Level (as % of Initial Underlier Level)	Hypothetical Cash Settlement Amount (as % of Face Amount)
150.000%	135.000%
130.000%	135.000%
117.500%	135.000%
108.000%	116.000%
100.000%	100.000%
92.000%	100.000%
85.000%	100.000%
75.000%	88.235%
50.000%	58.824%
0.000%	0.000%

*	assumes the cap level is set at the bottom of the cap level range of between 117.50% and 120.50% of the initial underlier level

RISKS

Please read the section entitled “Additional Risk Factors Specific to Your Notes” of this pricing supplement as well as the risks described under “Additional Risk Factors Specific to the Underlier-Linked Notes” in the accompanying product supplement no. 1626 dated August 24, 2012, “Additional Risk Factors Specific to the Notes” in the accompanying general terms supplement dated September 23, 2013 and “Considerations Relating to Indexed Securities” in the accompanying prospectus dated September 19, 2011.

SUMMARY INFORMATION

We refer to the notes we are offering by this pricing supplement as the “offered notes” or the “notes”. Each of the offered notes, including your notes, has the terms described below. Please note that in this pricing supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated September 19, 2011, as supplemented by the accompanying prospectus supplement, dated September 19, 2011, of The Goldman Sachs Group, Inc. relating to the Medium-Term Notes, Series D program of The Goldman Sachs Group, Inc., references to the “accompanying general terms supplement” mean the accompanying general terms supplement, dated September 23, 2013, of The Goldman Sachs Group, Inc. and references to the “accompanying product supplement no. 1626” mean the accompanying product supplement no. 1626, dated August 24, 2012, of The Goldman Sachs Group, Inc.

This section is meant as a summary and should be read in conjunction with the section entitled “General Terms of the Underlier-Linked Notes” on page S-34 of the accompanying product supplement no. 1626 and “Supplemental Terms of the Notes” on page S-13 of the accompanying general terms supplement. Please note that certain features, as noted below, described in the accompanying product supplement no. 1626 and general terms supplement are not applicable to the notes. This pricing supplement supersedes any conflicting provisions of the accompanying product supplement no. 1626 or the accompanying general terms supplement.

Key Terms

Issuer: The Goldman Sachs Group, Inc.

Underlier: the iShares® U.S. Real Estate ETF (Bloomberg symbol, “IYR Equity”)

Underlying index: the Dow Jones U.S. Real Estate IndexSM, as published by S&P Dow Jones Indices (“Dow Jones”)

Specified currency: U.S. dollars (“$”)

Terms to be specified in accordance with the accompanying product supplement no. 1626:

•	type of notes: notes linked to a single underlier

•	exchange rates: not applicable

•	averaging dates: not applicable

•	redemption right or price dependent redemption right: not applicable

•	cap level: yes, as described below

•	buffer level: yes, as described below

•	interest: not applicable

Face amount: each note will have a face amount of $1,000; $         in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement

Purchase at amount other than face amount: the amount we will pay you at the stated maturity date for your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to face amount and hold them to the stated maturity date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at face amount. Also, the stated buffer level would not offer the same measure of protection to your investment as would be the case if you had purchased the notes at face amount. Additionally, the cap level would be triggered at a lower (or higher) percentage return than indicated below, relative to your initial investment. See “Additional Risk Factors Specific to Your Notes — If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected” on page PS-13 of this pricing supplement.

Supplemental discussion of U.S. federal income tax consequences: you will be obligated pursuant to the terms of the notes — in the absence of a change in law, an administrative determination or a judicial ruling to the contrary — to characterize each note for all tax purposes as a pre-paid derivative contract in respect of the underlier, as described under “Supplemental Discussion of Federal Income Tax Consequences” on page S-41 of the accompanying product supplement no. 1626. Pursuant to this approach, it is the opinion of Sidley Austin LLP that upon the sale, exchange or maturity of your notes, it would be reasonable for you to recognize capital gain or loss equal to the difference, if any, between the amount of cash you receive at such time and your tax basis in your notes.

Cash settlement amount (on the stated maturity date): for each $1,000 face amount of your notes, we will pay you on the stated maturity date an amount in cash equal to:

•	if the final underlier level is greater than or equal to the cap level, the maximum settlement amount;

•

if the final underlier level is greater than the initial underlier level but less than the cap level, the sum of (1) $1,000 plus (2) the product of (i) $1,000 times (ii) the upside participation rate times (iii) the underlier return;

•	if the final underlier level is equal to or less than the initial underlier level but greater than or equal to the buffer level, $1,000; or

•

if the final underlier level is less than the buffer level, the sum of (1) $1,000 plus (2) the product of (i) $1,000 times (ii) the buffer rate times (iii) the sum of the underlier return plus the buffer amount

Initial underlier level (to be set on the trade date and may be higher or lower than the actual closing level of the underlier on the trade date):

Final underlier level: the closing level of the underlier on the determination date, subject to anti-dilution adjustments as described under “Supplemental Terms of the Notes — Anti-dilution Adjustments for Exchange-Traded Funds” on page S-24 of the accompanying general terms supplement, except in the limited circumstances described under “Supplemental Terms of the Notes — Consequences of a Market Disruption Event or a Non-Trading Day” on page S-19 of the accompanying general terms supplement and subject to adjustment as provided under “Supplemental Terms of the Notes — Discontinuance or Modification of an Underlier” on page S-23 of the accompanying general terms supplement

Underlier return: the quotient of (1) the final underlier level minus the initial underlier level divided by (2) the initial underlier level, expressed as a percentage

Upside participation rate: 200.00%

Cap level (to be set on the trade date): expected to be between 117.50% and 120.50% of the initial underlier level

Maximum settlement amount (to be set on the trade date): expected to be between $1,350.00 and $1,410.00

Buffer level: 85.00% of the initial underlier level

Buffer amount: 15.00%

Buffer rate: the quotient of the initial underlier level divided by the buffer level, which equals approximately 117.65%

Trade date:

Original issue date (settlement date) (to be set on the trade date): expected to be the fifth scheduled business day following the trade date

Determination date (to be set on the trade date): a specified date that is expected to be between 36 and 39 months after the trade date, subject to adjustment as described under “Supplemental Terms of the Notes —Determination Date” on page S-14 of the accompanying general terms supplement

Stated maturity date (to be set on the trade date): a specified date that is expected to be the third scheduled business day after the determination date, subject to adjustment as described under “Supplemental Terms of the Notes — Stated Maturity Date” on page S-13 of the accompanying general terms supplement

No interest: the offered notes will not bear interest

No listing: the offered notes will not be listed on any securities exchange or interdealer quotation system

No redemption: the offered notes will not be subject to redemption right or price dependent redemption right

Closing level: as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Closing Level” on page S-27 of the accompanying general terms supplement

Business day: as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Business Day” on page S-27 of the accompanying general terms supplement

Trading day: as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Trading Day” on page S-27 of the accompanying general terms supplement

Use of proceeds and hedging: as described under “Use of Proceeds” and “Hedging” on page S-39 of the accompanying product supplement no. 1626

ERISA: as described under “Employee Retirement Income Security Act” on page S-48 of the accompanying product supplement no. 1626

Supplemental plan of distribution: as described under “Supplemental Plan of Distribution” on page S-49 of the accompanying product supplement no. 1626; The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $        .

The Goldman Sachs Group, Inc. expects to agree to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. expects to agree to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the offered notes specified on the front cover of this pricing supplement. Goldman, Sachs & Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this pricing supplement. The underwriting discount set forth on the cover page of this pricing supplement per $1,000 face amount is comprised of $         of underwriting fees and $         of selling commission.

We expect to deliver the notes against payment therefor in New York, New York on             , 2014, which is expected to be the fifth scheduled business day following the date of this pricing supplement and of the pricing of the notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to three business days before delivery will be required, by virtue of the fact that the notes are initially expected to settle in five business days (T + 5), to specify alternative settlement arrangements to prevent a failed settlement.

We have been advised by Goldman, Sachs & Co. that it intends to make a market in the notes. However, neither Goldman, Sachs & Co. nor any of our other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the notes.

Calculation agent: Goldman, Sachs & Co.

CUSIP no.:

ISIN no.:

FDIC: the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank

HYPOTHETICAL EXAMPLES

The following table and chart are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical underlier levels on the determination date could have on the cash settlement amount at maturity assuming all other variables remain constant.

The examples below are based on a range of final underlier levels that are entirely hypothetical; no one can predict what the underlier level will be on any day throughout the life of your notes, and no one can predict what the final underlier level will be on the determination date. The underlier has been highly volatile in the past — meaning that the underlier level has changed considerably in relatively short periods — and its performance cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the face amount and held to the stated maturity date. If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below such as interest rates, the volatility of the underlier and our creditworthiness. In addition, the estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co.) will be less than the original issue price of your notes. For more information on the estimated value of your notes, see “Additional Risk Factors Specific to Your Notes — The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By Goldman, Sachs & Co.) Will Be Less Than the Original Issue Price Of Your Notes” on page PS-11 of this pricing supplement. The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Face amount	$1,000
Upside participation rate	200.00%
Cap level	117.50% of the initial underlier level
Maximum settlement amount	$1,350.00
Buffer level	85.00% of the initial underlier level
Buffer rate	approximately 117.65%
Buffer amount	15.00%

Neither a market disruption event nor a non-trading day occurs on the originally scheduled determination date

No change in or affecting the underlier, any of the underlier stocks or the policies of the underlier’s investment advisor or the method by which the underlying index sponsor calculates the underlying index

Notes purchased on original issue date at the face amount and held to the stated maturity date

Moreover, we have not yet set the initial underlier level that will serve as the baseline for determining the underlier return and the amount that we will pay on your notes, if any, at maturity. We will not do so until the trade date. As a result, the actual initial underlier level may differ substantially from the underlier level prior to the trade date and may be higher or lower than the actual closing level of the underlier on the trade date.

For these reasons, the actual performance of the underlier over the life of your notes, as well as the amount payable at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical underlier levels shown elsewhere in this pricing supplement. For information about the historical levels of the underlier during recent periods, see “The Underlier — Historical Closing Levels of the Underlier” below. Before investing in the offered notes, you should consult publicly available information to determine the levels of the underlier between the date of this pricing supplement and the date of your purchase of the offered notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the underlier stocks.

The levels in the left column of the table below represent hypothetical final underlier levels and are expressed as percentages of the initial underlier level. The amounts in the right column represent the hypothetical cash settlement amounts, based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level), and are expressed as percentages of the face amount of a note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical cash settlement amount of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100.000% of the face amount of a note, based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level) and the assumptions noted above.

Hypothetical Final Underlier Level (as Percentage of Initial Underlier Level)	Hypothetical Cash Settlement Amount (as Percentage of Face Amount)
150.000%	135.000%
140.000%	135.000%
130.000%	135.000%
120.000%	135.000%
117.500%	135.000%
113.000%	126.000%
108.000%	116.000%
104.000%	108.000%
100.000%	100.000%
96.000%	100.000%
92.000%	100.000%
88.000%	100.000%
85.000%	100.000%
75.000%	88.235%
50.000%	58.824%
25.000%	29.412%
0.000%	0.000%

If, for example, the final underlier level were determined to be 25.000% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be approximately 29.412% of the face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date at the face amount and held them to the stated maturity date, you would lose approximately 70.588% of your investment (if you purchased your notes at a premium to face amount you would lose a correspondingly higher percentage of your investment). In addition, if the final underlier level were determined to be 150.000% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be capped at the maximum settlement amount (expressed as a percentage of the face amount), or 135.000% of each $1,000 face amount of your notes, as shown in the table above. As a result, if you held your notes to the stated maturity date, you would not benefit from any increase in the final underlier level over 117.500% of the initial underlier level.

The following chart also shows a graphical illustration of the hypothetical cash settlement amounts (expressed as a percentage of the face amount of your notes) that we would pay on your notes on the stated maturity date, if the final underlier level (expressed as a percentage of the initial underlier level) were any of the hypothetical levels shown on the horizontal axis. The chart shows that any hypothetical final underlier level (expressed as a percentage of the initial underlier level) of less than 85.000% (the section left of the 85.000% marker on the horizontal axis) would result in a hypothetical cash settlement amount of less than 100.000% of the face amount of your notes (the section below the 100.000% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the notes. The chart also shows that any hypothetical final underlier level (expressed as a percentage of the initial underlier level) of greater than or equal to 117.500% (the section right of the 117.500% marker on the horizontal axis) would result in a capped return on your investment.

The cash settlement amounts shown above are entirely hypothetical; they are based on market prices for the underlier stocks that may not be achieved on the determination date and on assumptions that may prove to be erroneous. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical cash settlement amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. The hypothetical cash settlement amounts on notes held to the stated maturity date in the examples above assume you purchased your notes at their face amount and have not been adjusted to reflect the actual issue price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the face amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Additional Risk Factors Specific to the Underlier-Linked Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-32 of the accompanying product supplement no. 1626.

Payments on the notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the notes are economically equivalent to a combination of an interest-bearing bond bought by the holder and one or more options entered into between the holder and us (with one or more implicit option premiums paid over time). The discussion in this paragraph does not modify or affect the terms of the notes or the U.S. federal income tax treatment of the notes, as described elsewhere in this pricing supplement.

We cannot predict the actual final underlier level or what the market value of your notes will be on any particular trading day, nor can we predict the relationship between the underlier level and the market value of your notes at any time prior to the stated maturity date. The actual amount that you will receive, if any, at maturity and the rate of return on the offered notes will depend on the actual initial underlier level, the cap level and the maximum settlement amount, which we will set on the trade date, and the actual final underlier level determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes, if any, on the stated maturity date may be very different from the information reflected in the table and chart above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks described under “Considerations Relating to Indexed Securities” in the accompanying prospectus dated September 19, 2011, “Additional Risk Factors Specific to the Notes” in the accompanying general terms supplement, and “Additional Risk Factors Specific to the Underlier-Linked Notes” in the accompanying product supplement no. 1626. You should carefully review these risks as well as the terms of the notes described herein and in the accompanying prospectus, dated September 19, 2011, as supplemented by the accompanying prospectus supplement, dated September 19, 2011, the accompanying general terms supplement, dated September 23, 2013, and the accompanying product supplement no. 1626, dated August 24, 2012, of The Goldman Sachs Group, Inc. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the underlier stocks, i.e., the stocks comprising the underlier to which your notes are linked. You should carefully consider whether the offered notes are suited to your particular circumstances.

The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By Goldman, Sachs & Co.) Will Be Less Than the Original Issue Price Of Your Notes

The original issue price for your notes will exceed the estimated value of your notes as of the time the terms of your notes are set on the trade date, as determined by reference to Goldman, Sachs & Co.’s pricing models and taking into account our credit spreads. Such expected estimated value on the trade date is set forth on the cover of this pricing supplement; after the trade date, the estimated value as determined by reference to these models will be affected by changes in market conditions, our creditworthiness and other relevant factors. The price at which Goldman, Sachs & Co. would initially buy or sell your notes (if Goldman, Sachs & Co. makes a market, which it is not obligated to do), and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise, will also exceed the estimated value of your notes as determined by reference to these models. As agreed by Goldman, Sachs & Co. and the distribution participants, the amount of this excess will decline on a straight line basis over the period from the date hereof through the applicable date set forth on the cover. Thereafter, if Goldman, Sachs & Co. buys or sells your notes it will do so at prices that reflect the estimated value determined by reference to such pricing models at that time. The price at which Goldman, Sachs & Co. will buy or sell your notes at any time also will reflect its then current bid and ask spread for similar sized trades of structured notes.

In estimating the value of your notes as of the time the terms of your notes are set on the trade date, as disclosed on the front cover of this pricing supplement, Goldman, Sachs & Co.’s pricing models consider certain variables, including principally our credit spreads, interest rates (forecasted, current and historical rates), volatility, price-sensitivity analysis and the time to maturity of the notes. These pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. As a result, the actual value you would receive if you sold your notes in the secondary market, if any, to others may differ, perhaps materially, from the estimated value of your notes determined by reference to our models due to, among other things, any differences in pricing models or assumptions used by others. See “Additional Risk Factors Specific to the Underlier-Linked Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-32 of the accompanying product supplement no. 1626.

The difference between the estimated value of your notes as of the time the terms of your notes are set on the trade date and the original issue price is a result of certain factors, including principally the underwriting discount and commissions, the expenses incurred in creating, documenting and marketing the notes, and an estimate of the difference between the amounts we pay to Goldman, Sachs & Co. and the amounts Goldman, Sachs & Co. pays to us in connection with your notes. We pay to Goldman, Sachs & Co. amounts based on what we would pay to holders of a non-structured note with a similar maturity. In return for such payment, Goldman, Sachs & Co. pays to us the amounts we owe under your notes.

In addition to the factors discussed above, the value and quoted price of your notes at any time will reflect many factors and cannot be predicted. If Goldman, Sachs & Co. makes a market in the notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, including any deterioration in our creditworthiness or perceived creditworthiness. These changes may adversely affect the value of your notes, including the price you may receive for your notes in any market making transaction. To the extent that Goldman, Sachs & Co. makes a market in the notes, the quoted price will reflect the estimated value determined by reference to Goldman, Sachs & Co.’s pricing models at that time, plus or minus its then current bid and ask spread for similar sized trades of structured notes (and subject to the declining excess amount described above).

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount. This commission or discount will further reduce the proceeds you would receive for your notes in a secondary market sale.

There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes at any price and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “Additional Risk Factors Specific to the Underlier-Linked Notes — Your Notes May Not Have an Active Trading Market” on page S-31 of the accompanying product supplement no. 1626.

The Notes Are Subject to the Credit Risk of the Issuer

Although the return on the notes will be based on the performance of the underlier, the payment of any amount due on the notes is subject to our credit risk. The notes are our unsecured obligations. Investors are dependent on our ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. See “Description of the Notes We May Offer — Information About Our Medium-Term Notes, Series D Program — How the Notes Rank Against Other Debt” on page S-4 of the accompanying prospectus supplement.

The Amount Payable on Your Notes Is Not Linked to the Level of the Underlier at Any Time Other than the Determination Date

The final underlier level will be based on the closing level of the underlier on the determination date (subject to adjustment as described elsewhere in this pricing supplement). Therefore, if the closing level of the underlier dropped precipitously on the determination date, the cash settlement amount for your notes may be significantly less than it would have been had the cash settlement amount been linked to the closing level of the underlier prior to such drop in the level of the underlier. Although the actual level of the underlier on the stated maturity date or at other times during the life of your notes may be higher than the final underlier level, you will not benefit from the closing level of the underlier at any time other than on the determination date.

You May Lose Your Entire Investment in the Notes

You can lose your entire investment in the notes. The cash payment on your notes, if any, on the stated maturity date will be based on the performance of the iShares® U.S. Real Estate ETF as measured from the initial underlier level set on the trade date (which could be higher or lower than the actual closing level of the underlier on the trade date) to the closing level on the determination date. If the final underlier level is less than the buffer level, you will have a loss for each $1,000 of the face amount of your notes equal to the product of the buffer rate times the sum of the underlier return plus the buffer amount times $1,000. Thus, you may lose your entire investment in the notes, which would include any premium to face amount you paid when you purchased the notes.

Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

Your Notes Will Not Bear Interest

You will not receive any interest payments on your notes. As a result, even if the cash settlement amount payable for your notes on the stated maturity date exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

The Potential for the Value of Your Notes to Increase Will Be Limited

Your ability to participate in any change in the value of the underlier over the life of your notes will be limited because of the cap level, which will be set on the trade date. The maximum settlement amount will limit the cash settlement amount you may receive for each of your notes at maturity, no matter how much the level of the underlier may rise beyond the cap level over the life of your notes. Accordingly, the amount payable for each of your notes may be significantly less than it would have been had you invested directly in the underlier.

Your Notes Are Exposed To Concentration Risk

The underlier for your notes invests in shares of companies that directly or indirectly invest in real estate. The performance of the real estate industry is affected by multiple factors, including general economic and political conditions, the availability of financing for real estate, governmental actions that affect real estate, liquidity in the real estate market and interest rates. The value of shares of companies that invest in real estate and the performance of the underlier will be negatively affected by a downturn in the real estate industry and may remain flat or decrease in periods of low growth. In addition, real estate markets tend to be local or regional, and an increase in one area may not offset a downturn in another area.

You Have No Shareholder Rights or Rights to Receive Any Shares of the Underlier or Any Underlier Stock

Investing in your notes will not make you a holder of any shares of the underlier or any underlier stock. Neither you nor any other holder or owner of your notes will have any voting rights, any right to receive dividends or other distributions, any rights to make a claim against the underlier or the underlier stocks or any other rights with respect to the underlier or the underlier stocks. Your notes will be paid in cash and you will have no right to receive delivery of any shares of the underlier or the underlier stocks.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this pricing supplement. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the original issue price you paid as provided on the cover of this pricing supplement.

If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected

The cash settlement amount will not be adjusted based on the issue price you pay for the notes. If you purchase notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at face amount. If you purchase your notes at a premium to face amount and hold them to the stated maturity date the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount. In addition, the impact of the buffer level and the cap level on the return on your investment will depend upon the price you pay for your notes relative to face amount. For example, if you purchase your notes at a premium to face amount, the cap level will only permit a lower percentage increase in your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount. Similarly, the buffer level, while still providing some protection for the return on the notes, will allow a greater percentage decrease in your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount.

The Policies of the Underlier’s Investment Advisor, BlackRock Fund Advisors, and Dow Jones, the Sponsor of the Underlying Index, Could Affect the Amount Payable on Your Notes and Their Market Value

The underlier’s investment advisor, BlackRock Fund Advisors (the “underlier investment advisor”) may from time to time be called upon to make certain policy decisions or judgments with respect to the implementation of policies of the underlier investment advisor concerning the calculation of the net asset value of the underlier, additions, deletions or substitutions of securities in the underlier and the manner in which changes affecting the underlying index are reflected in the underlier that could affect the market price of the shares of the underlier, and therefore, the amount payable on your notes on the maturity date. The amount payable on your notes and their market value could also be affected if the underlier investment advisor changes these policies, for example, by changing the manner in which it calculates the net asset value of the underlier, or if the underlier investment advisor discontinues or suspends calculation or publication of the net asset value of the underlier, in which case it may become difficult or inappropriate to determine the market value of your notes.

If events such as these occur, the calculation agent — which initially will be Goldman, Sachs & Co. — may determine the closing price of the underlier on the determination date — and thus the amount payable on the maturity date, if any — in a manner, in its sole discretion, it considers appropriate. We describe the discretion that the calculation agent will have in determining the closing underlier price on the determination date and the amount payable on your notes more fully under “Supplemental Terms of the Notes — Discontinuance or Modification of an Underlier” on page S-23 of the accompanying general terms supplement.

In addition, the underlying index is calculated, published and disseminated by Dow Jones (the “underlying index sponsor”). The policies of the underlying index sponsor concerning the calculation of the underlying index, including decisions regarding the addition, deletion or substitution of the equity securities included in the underlying index, could affect the level of the underlying index and, consequently, could affect the market prices of shares of the underlier and, therefore, the amount payable on your notes and their market value.

There Are Risks Associated with The Underlier

Although the underlier’s shares are listed for trading on NYSE Arca, Inc. (the “NYSE Arca”) and a number of similar products have been traded on the NYSE Arca or other securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the underlier or that there will be liquidity in the trading market.

In addition, the underlier is subject to management risk, which is the risk that the underlier investment advisor’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. For example, the underlier investment advisor may select up to 10% of the underlier’s assets to be invested in securities that are not included in the underlying index, but which the underlier investment advisor believes will help the underlier track the underlying index. The underlier is also not actively managed and may be affected by a general decline in market segments relating to the underlying index. The underlier investment advisor invests in securities included in, or representative of, the underlying index regardless of their investment merits. The underlier investment advisor does not attempt to take defensive positions in declining markets.

In addition, the underlier is subject to custody risk, which refers to the risks in the process of clearing and settling trades and to the holding of securities by local banks, agent and depositories. Low trading volumes and volatile prices in less developed markets make trades harder to complete and settle, and governments or trade groups may compel local agents to hold securities in designated depositories that are not subject to independent evaluation. The less developed a country’s securities market is, the greater the likelihood of custody problems.

The Underlier and The Underlying Index are Different and the Performance of the Underlier May Not Correlate with the Performance of the Underlying Index

The underlier uses a representative sampling strategy (more fully described under “The Underlier”) to attempt to track the performance of the underlying index. The underlier may not hold all or substantially all of the equity securities included in the underlying index and may hold securities or assets not included in the underlying index. Therefore, while the performance of the underlier is generally linked to the performance of the underlying index, the performance of the underlier is also linked in part to securities not included in the underlying index and to the performance of other assets, such as futures contracts, options and swaps contracts, as well as cash and cash equivalents, including shares of money market funds affiliated with the underlier investment advisor.

Imperfect correlation between the underlier’s portfolio securities and those in the underlying index, rounding of prices, changes to the underlying index and regulatory requirements may cause tracking error, the divergence of the underlier’s performance from that of the underlying index.

In addition, the performance of the underlier will reflect additional transaction costs and fees that are not included in the calculation of the underlying index and this may increase the tracking error of the underlier. Also, corporate actions with respect to the sample of equity securities (such as mergers and spin-offs) may impact the performance differential between the underlier and the underlying index. Finally, because the shares of the underlier are traded on the NYSE Arca and are subject to market supply and investor demand, the market value of one share of the underlier may differ from the net asset value per share of the underlier.

For all of the foregoing reasons, the performance of the underlier may not correlate with the performance of the underlying index. Consequently, the return on the notes will not be the same as investing directly in the underlier or in the underlying index or in the underlier stocks or in the underlying index stocks, and will not be the same as investing in a debt security with a payment at maturity linked to the performance of the underlying index.

Your Notes May Be Subject to an Adverse Change in Tax Treatment in the Future

The Internal Revenue Service announced on December 7, 2007 that it is considering issuing guidance regarding the proper U.S. federal income tax treatment of an instrument such as your notes that are currently characterized as pre-paid derivative contracts, and any such guidance could adversely affect the tax treatment and the value of your notes. Among other things, the Internal Revenue Service may decide to require the holders to accrue ordinary income on a current basis and recognize ordinary income on payment at maturity, and could subject non-U.S. investors to withholding tax. Furthermore, in 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as your notes after the bill was enacted to accrue interest income over the term of such notes even though there may be no interest payments over the term of such notes. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of such notes. We describe these developments in more detail under “Supplemental Discussion of Federal Income Tax Consequences” on page S-41 of the accompanying product supplement no. 1626. You should consult your tax advisor about this matter. Except to the extent otherwise provided by law, The Goldman Sachs Group, Inc. intends to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment described under “Supplemental Discussion of Federal Income Tax Consequences” on page S-41 of the accompanying product supplement no. 1626 unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate.

The Treasury Department has issued proposed regulations under which amounts paid or deemed paid on certain financial instruments that are treated as attributable to U.S.-source dividends could be treated, in whole or in part depending on the circumstances, as a “dividend equivalent” payment that is subject to tax at a rate of 30% (or a lower rate under an applicable treaty), which in the case of any amounts you receive upon the sale, exchange or maturity of your notes, could be collected via withholding. The proposed regulations, if finalized in their current form, would apply to payments made or deemed made on or after January 1, 2016. In a recently published notice, the Internal Revenue Service and the Treasury Department announced their intent that the proposed regulations, if finalized, would only apply to financial instruments that are issued on or after 90 days after the date of publication of final regulations. Accordingly, the proposed regulations, if finalized, should not apply to the notes. As significant aspects of the application of these regulations to the notes are uncertain, depending upon the exact content of any final regulations, we may be required to withhold such taxes if any dividends are paid on the underlier during the term of the notes. We could also require you to make certifications prior to the maturity of the notes in order to avoid or minimize withholding obligations, and we could withhold accordingly (subject to your potential right to claim a refund from the Internal Revenue Service) if such certifications were not received or were not satisfactory. If withholding is required, we will not be required to pay any additional amounts with respect to amounts so withheld. You should consult your tax advisor concerning the potential application of these regulations (or subsequent regulations and other official guidance) to payments you receive on the notes and regarding any other possible alternative characterizations of your notes for U.S. federal income tax purposes.

United States Alien Holders May Be Subject to United States Tax, Withholding, and Ownership Limitations

In general, gain from the disposition of United States real property interests (“USRPIs”) under the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”) may be subject to direct U.S. federal income taxation. In such event, the gross proceeds of any sale of such USRPIs may also be subject to withholding at a 10% rate. It is unclear under current law whether or not the notes would be treated as USRPIs. If the notes were treated as USRPIs, a United States alien holder who owns directly, indirectly or constructively, shares of the underlier, or other financial instruments (including the notes) having a return based on the appreciation in the value of, or in the gross or net proceeds or profits generated by, the underlier, may be subject to tax on the sale or exchange of the notes if such United States alien holder owns, directly, indirectly or constructively, more than 5% of the shares of the underlier. United States alien holders of the notes should consult their tax advisors in this regard. Each United States alien holder, in connection with acquiring the notes, is deemed to represent that, taking into account the notes, it does not own, and will not own at any time while the United States alien holder owns the notes, directly, indirectly or constructively, an interest in the underlier (including all physical and derivative long positions by taking into account the notional value of the equity underlying the derivative) that exceeds 5% of the of the value of the shares of the underlier. We and any withholding agent will rely on the accuracy of this representation.

Foreign Account Tax Compliance Act (FATCA) Withholding May Apply to Payments on Your Notes, Including as a Result of the Failure of the Bank or Broker Through Which You Hold the Notes to Provide Information to Tax Authorities

Your notes could be subject to a U.S. withholding tax of 30% under FATCA. This tax could apply if you or any non-U.S. person or entity that receives a payment (directly or indirectly) on your behalf (including a bank, custodian, broker or other payee, at any point in the series of payments made on your notes) does not comply with the U.S. information reporting, withholding, identification, certification, and related requirements imposed by FATCA. The payments potentially subject to this withholding tax include interest (including original issue discount) and other periodic payments as well as payments made upon the sale, exchange or maturity of your notes.

You should consult your tax advisor regarding the relevant U.S. law and other official guidance on FATCA. You could be affected by this withholding if, for example, your bank or broker through which you hold the notes is subject to withholding because it fails to comply with these requirements. This might be the case even if you would not otherwise have been directly subject to withholding. Accordingly, you should consult your bank or broker about the likelihood that payments to it (for credit to you) will become subject to withholding in the payment chain.

The withholding tax described above could currently apply to all interest (including original issue discount) and other periodic payments made on the notes. In addition, the withholding tax described above could apply to payments made upon the sale, exchange or maturity of the notes on or after January 1, 2017.

We will not pay any additional amounts in respect of this withholding tax, so if this withholding applies, you will receive significantly less than the amount that you would have otherwise received with respect to your notes. Depending on your circumstances, you may be entitled to a refund or credit in respect of some or all of this withholding. However, even if you are entitled to have any such withholding refunded, the required procedures could be cumbersome and significantly delay your receipt of any withheld amounts. For more information, see “Foreign Account Tax Compliance Act (FATCA) Withholding” on page PS-23 of this pricing supplement.

In addition, your notes may also be subject to other U.S. withholding tax as described in “United States Taxation” in the accompanying prospectus.

THE UNDERLIER

The shares of the iShares® U.S. Real Estate ETF are issued by iShares® Trust, a registered investment company. On July 1, 2013, the iShares® Dow Jones U.S. Real Estate IndexSM Fund changed its name to the iShares® U.S. Real Estate ETF.

The underlier is a tracking ETF that seeks investment results which correspond generally to the price and yield performance, before fees and expenses, of the Dow Jones U.S. Real Estate IndexSM. BlackRock Fund Advisors (“BFA”) serves as the investment advisor to the underlier. The underlier’s shares trade on the NYSE Arca under the ticker symbol “IYR”. The underlier’s inception date was June 12, 2000.

We obtained the following fee information from the iShares® website without independent verification. The investment advisor is entitled to receive a management fee from the underlier based on the underlier’s allocable portion of an aggregate management fee based on the aggregate average daily net assets of the underlier and a set of other iShares® funds as follows: 0.48% per annum of the aggregate net assets of the funds less than or equal to $10.0 billion; plus 0.43% per annum of the aggregate net assets of the funds over $10.0 billion, up to and including $20.0 billion; plus 0.38% per annum of the aggregate net assets of the funds in excess of $20.0 billion. As of June 30, 2014, the expense ratio of the underlier was 0.43%.

For additional information regarding iShares® Trust or BFA, please consult the reports (including the Annual Report to Shareholders on Form N-CSR for the fiscal year ended April 30, 2013) and other information iShares® Trust files with the SEC. In addition, information regarding the underlier, including its top portfolio holdings, may be obtained from other sources including, but not limited to, press releases, newspaper articles, other publicly available documents, and the iShares® website at http://us.ishares.com/product_info/fund/overview/IYR.htm?fundSearch=true&qt=IYR. We are not incorporating by reference the website, the sources listed above or any material they include in this pricing supplement.

Investment Objective

The underlier seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the underlying index. The underlier’s investment objective and the underlying index may be changed at any time, without the approval of BFA’s shareholders.

The following tables display the top holdings and weightings by industry sector of the underlier. (Sector designations are determined by the underlier sponsor using criteria it has selected or developed. Index and fund sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ. As a result, sector comparisons between indices or funds with different sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices or funds.) We obtained the information in the tables below from the underlier’s website without independent verification.

iShares® U.S. Real Estate ETF Top Ten Holdings as of August 13, 2014

Underlier Stock Issuer	Percentage (%)
SIMON PROPERTY GROUP REIT INC	7.28%
AMERICAN TOWER REIT CLASS A CORP	5.35%
CROWN CASTLE INTL REIT CORP	3.61%
PUBLIC STORAGE REIT	3.52%
EQUITY RESIDENTIAL REIT	3.07%
PROLOGIS REIT INC	2.86%
HEALTH CARE REIT INC	2.77%
HCP REIT INC	2.67%
VENTAS REIT INC	2.62%
AVALONBAY COMMUNITIES REIT INC	2.59%

Total	36.34%

iShares® U.S. Real Estate ETF by Sector as of August 13, 2014*

Sector	Percentage (%)
Specialty REITs	30.31%
Retail REITs	19.87%
Industrial and Office REITs	17.90%
Residential REITs	12.91%
Mortgage REITs	5.91%
Hotel and Lodging REITs	5.11%
Real Estate Services	2.88%
Real Estate Holding and Development	1.64%
Real Estate Investment Trusts	1.62%
Diversified REITs	1.56%

Total	99.71%

*	Percentages may not sum to 100% due to rounding.

Representative Sampling

The underlier uses a representative sampling strategy to attempt to track the performance of the underlying index before fees and expenses. For the underlier, this strategy involves investing in a representative sample of securities that collectively have an investment profile similar to that of the underlying index. The securities selected are expected to have aggregate investment characteristics (based on factors such as market capitalization and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those of the underlying index. The underlier may or may not hold all of the securities that are included in the underlying index.

The underlier generally invests at least 90% of its assets in the securities of the underlying index and in depositary receipts representing securities thereof. The underlier may invest the remainder of its assets in securities not included in the underlying index, but which BFA believes will help the underlier track the underlying index. The underlier may also invest its other assets in certain futures, options and swaps contracts, as well as cash and cash equivalents, including shares of money market funds affiliated with BFA.

Tracking Error

The performance of the underlier and of the underlying index may vary due to a variety of factors, including transaction costs, valuations, asset valuations, market impact, corporate actions (such as mergers and spin-offs), timing variances and differences between the underlier’s portfolio and the underlying index resulting from legal restrictions (such as diversification requirements) that apply to the underlier but not to the underlying index or the use of a representative sampling strategy in general. BFA expects that, over time, the underlier’s tracking error will not exceed 5%. The underlier’s use of a representative sampling strategy can be expected to produce a greater tracking error over a period of time than would result if the underlier used an indexing strategy in which a fund invests in substantially all of the securities in its underlying index in approximately the same proportions as in the underlying index.

As of June 30, 2014, the underlier’s tracking error was 0.33% over the last year, 0.60% over the last three years, 0.61% over the last five years, 0.40% over the last ten years, and 0.47% since the underlier’s inception on June 12, 2000.

Industry Concentration Policy

The underlier will concentrate its investments (i.e., hold 25% or more of its total assets) in a particular industry or group of industries to approximately the same extent that the underlying index is concentrated in that industry or group of industries.

The Underlying Index

The underlying index is a float-adjusted market capitalization total return index that is calculated, published and disseminated by the underlying index sponsor, S&P Dow Jones Indices (“Dow Jones”). It is a subset of the Dow Jones U.S. Index, and is designed to represent real estate investment trusts (REITs) and other companies that invest directly or indirectly in real estate through development, management or ownership, including property agencies. Stocks are selected for the underlying index if they are contained in the underlying index universe and if, based on their revenues, they have been classified into the Real Estate Sector as defined by the proprietary classification system used by Dow Jones. Because the underlying index is comprised primarily of REITs, the prices of the component stocks reflect changes in lease rates, vacancies, property development and transactions.

Calculation and Dissemination

The closing values of the underlying index are calculated on a 24-hour day that ends at 5:30 p.m., New York City time, and, following the determination of the previous day’s closing price, the underlying index values for the current day are updated and disseminated on a real-time basis beginning at 5:30 p.m., New York City time, whenever any of the exchanges represented in the underlying index are open. The underlying index ticker symbol is “DJUSRET.”

If trading in a stock is suspended while its market is open, the last traded price for that stock is used for all subsequent index computations until trading resumes. If trading is suspended before the opening, the stock’s adjusted closing price from the previous day is used to calculate the underlying index. Until a particular stock opens, its adjusted closing price from the previous day is used in the index computation.

If a market is closed due to an exchange holiday, the previous adjusted closing price for each of its index components, coupled with the most-recent intraday currency bid price, is used to determine the underlying index’s current U.S. dollar value.

To be included in the underlying index, a stock must be part of the index universe, defined as all stocks traded on major U.S. stock exchanges minus any non-common issues and illiquid stocks. Underlying index candidates must be common shares or other securities that have the characteristics of common equities. All classes of common shares, both fully and partially paid, are eligible. Fixed-dividend shares and securities such as convertible notes, warrants, rights, mutual funds, unit investment trusts, closed-end fund shares and shares in limited partnerships are not eligible. Temporary issues arising from corporate actions, such as “when-issued shares,” are considered on a case-by-case basis when necessary to maintain continuity in a company’s index membership. REITs, listed property trusts, and similar real-property-owning pass-through structures taxed as REITs by their domiciles also are eligible. Securities that have had more than ten non-trading days during the past quarter are excluded from the underlying index universe.

After determination of the underlying index universe, the underlying index universe is then sorted by float-adjusted market capitalization and stocks in the top 95% of the underlying index universe are categorized into 10 broad Industries, 19 Supersectors, 41 Sectors and 114 Subsectors as defined by a proprietary classification system used by Dow Jones. Segments are designed to capture the risk characteristics of a specific market by grouping together constituents that respond in similar ways to economic, political and environmental factors.

The underlying index is calculated using a Laspeyres formula and is computed at a given time as the base index value multiplied by the quotient of the market capitalization of the underlying index and the adjusted base date market capitalization of the underlying index. This formula can be simplified as the market capitalization of the underlying index divided by the divisor at a given time.

The Underlying Index Divisor

In order to insulate the underlying index from the effects of underlying index component changes and corporate actions, Dow Jones divides the underlying index by an adjustment factor called the underlying index divisor after the close of trading on each day that there is a change in either underlying index membership or shares outstanding for an underlying index component.

During the trading day, price quotes for the underlying index are computed by dividing the underlying index’s current market capitalization by that day’s divisor. If there are no corporate actions or component changes, the divisor remains unchanged for the next trading day. If there is an action resulting in a capitalization change, the underlying index’s new adjusted base market capitalization is calculated after the close using the adjusted prices and adjusted share figures. A new divisor is then calculated for use beginning with the opening on the next trading day by dividing the adjusted base market capitalization for the next day by the current day’s market capitalization and then multiplying the resulting quotient by the current day’s divisor.

The divisor may decrease, increase or keep constant when corporate actions occur for a component stock. The following actions will lead to a decrease in the index divisor:

•	Cash dividend

•	Special cash dividend

•	Stock dividend of a different company security

•	Return of capital and share consolidation

•	Repurchase shares-self tender

•	Spinoff

The following actions will lead to an increase in the index divisor:

•	Rights offering

•	Combination stock distribution (dividend or split) and rights offering

•	Stock distribution and rights offering (neither action is applicable to the other)

The following actions will lead to no change in the index divisor:

•	Split and reverse split

•	Stock dividend

Annual Reconstitution, Quarterly Reviews and Index Maintenance

The underlying index is reconstituted annually in September. The process includes the review of all stocks in their respective markets to determine eligibility according to the existing criteria. In addition, the investable weight factor (“IWF”), for each stock is reviewed based on the most recently available data filed with various regulators and exchanges and updated as needed. Changes are implemented at the opening of trading on the Monday following the third Friday of September. Changes in IWFs resulting from corporate actions which exceed 5% are implemented as soon as possible; changes of less than 5% are implemented at the next annual review.

Generally, no companies are added to the underlying index between annual reconstitutions except for initial public offerings and spinoffs. Any exceptions to this rule are announced with ample lead time.

Changes in shares outstanding of less than 5% are accumulated and made quarterly in March, June, September and December. These changes, as well as any weight adjustments, are implemented at the opening of trading on the Monday following the third Friday of the quarterly update month.

The underlying index is also reviewed on an ongoing basis to account for corporate actions such as mergers, acquisitions, takeovers, delistings or bankruptcies. Changes to the underlying index composition and related weight adjustments are made as soon as they are effective. Corporate actions (such as stock splits, stock dividends, spin-offs and rights offerings) are applied after the close of trading on the day prior to the ex-date. Share changes resulting from exchange offers are applied on the ex-date.

Initial public offerings and new listings on eligible exchanges are added to at the next quarterly update if the new listing occurs on or before the final trading day of February, May, August or November and meets all other eligibility requirements. Spinoffs of index constituents are added to the underlying index at the time of the spinoff, providing they meet the underlying index eligibility requirements. Spinoffs are assigned the same size and style as the parent company at the time of the action. All spinoff sizes are evaluated at the next quarterly update.

Whenever possible, Dow Jones will announce changes in the underlying index at least two business days prior to their implementation date.

If an underlying index constituent is suspended by its primary market, it may be removed from the underlying index at the discretion of the Index Committee. When this occurs, Dow Jones will use the best-available alternate pricing source to determine the value at which the company should be removed from the underlying index.

Float Adjustment

A company’s outstanding shares are adjusted to exclude shares held by certain shareholders concerned with the control of a company, a group that generally includes the following: officers and directors, private equity, venture capital, special equity firms, publicly traded companies that hold shares in another company, strategic partners, holders of restricted shares, employee stock ownership plans, employee and family trusts, foundations associated with the company, holders of unlisted share classes of stock, government entities at all levels (except government retirement or pension funds) and any individual person who controls a 5% or greater stake in a company as reported in regulatory filings. However, holdings by depositary banks, mutual funds, exchange-traded fund providers, asset managers, pension plans and other institutional investors, even if greater than 5% of the outstanding shares of a company, are generally included in the float-adjusted share count to be used in the index calculations, as they are deemed to be acting as investors and not involved with control of a company.

The underlying index adjustment to reflect control holders is accomplished by calculating the IWF for each stock that is part of the numerator of the float-adjusted index fraction described above:

IWF = (available float shares)/(total shares outstanding)

where available float shares are defined as total shares outstanding less shares held by control holders. In most cases, IWFs are reported to the nearest one percentage point. The float-adjusted index is calculated as the sum of the product of the price of the stocks in the underlying index, the total shares outstanding of those stocks and the respective stocks’ IWFs.

“iShares®” is a registered trademark of BlackRock Institutional Trust Company, N.A. (“BITC”). The notes are not sponsored, endorsed, sold, or promoted by BITC. BITC makes no representations or warranties to the owners of the notes or any member of the public regarding the advisability of investing in the notes. BITC has no obligation or liability in connection with the operation, marketing, trading or sale of the notes.

Historical Closing Levels of the Underlier

The closing level of the underlier has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the closing level of the underlier during the period shown below is not an indication that the underlier is more or less likely to increase or decrease at any time during the life of your notes.

You should not take the historical levels of the underlier as an indication of the future performance of the underlier. We cannot give you any assurance that the future performance of the underlier or the underlier stocks will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date.

Neither we nor any of our affiliates make any representation to you as to the performance of the underlier. The actual performance of the underlier over the life of the offered notes, as well as the cash settlement amount, may bear little relation to the historical levels shown below.

The graph below shows the daily historical closing levels of the underlier from August 15, 2004 through August 15, 2014. We obtained the closing levels in the graph below from Bloomberg Financial Services, without independent verification.

FOREIGN ACCOUNT TAX COMPLIANCE ACT (FATCA) WITHHOLDING

FATCA could impose a withholding tax of 30% on interest income (including original issue discount) and other periodic payments on the notes paid to you or any non-U.S. person or entity that receives such income (a “non-U.S. payee”) on your behalf, unless you and each such non-U.S. payee in the payment chain comply with the applicable information reporting, account identification, withholding, certification and other FATCA-related requirements. This withholding tax could also apply to all payments made upon the sale, exchange or maturity of the notes by a non-compliant payee. In the case of a payee that is a non-U.S. financial institution (for example, a clearing system, custodian, nominee or broker), withholding generally will not be imposed if the financial institution complies with the requirements imposed by FATCA to collect and report (to the U.S. or another relevant taxing authority) substantial information regarding such institution’s U.S. account holders (which would include some account holders that are non-U.S. entities but have U.S. owners). Other payees, including individuals, may be required to provide proof of tax residence or waivers of confidentiality laws and/or, in the case of non-U.S. entities, certification or information relating to their U.S. ownership.

Withholding may be imposed at any point in a chain of payments if the payee is not compliant. A chain may work as follows, for example: The payment is transferred through a paying agent to a clearing system, the clearing system makes a payment to each of the clearing system’s participants, and finally the clearing system participant makes a payment to a non-U.S. bank or broker through which you hold the notes, who credits the payment to your account. Accordingly, if you receive payments through a chain that includes one or more non-U.S payees, such as a non-U.S. bank or broker, the payment could be subject to withholding if, for example, your non-U.S. bank or broker through which you hold the notes fails to comply with the FATCA requirements and is subject to withholding. This would be the case even if you would not otherwise have been directly subject to withholding.

A number of countries have entered into, and other countries are expected to enter into, agreements with the U.S. to facilitate the type of information reporting required under FATCA. While the existence of such agreements will not eliminate the risk that notes will be subject to the withholding described above, these agreements are expected to reduce the risk of the withholding for investors in (or investors that indirectly hold notes through financial institutions in) those countries.

The withholding tax described above could currently apply to all interest (including original issue discount) and other periodic payments made on the notes. In addition, the withholding tax described above could apply to payments made upon the sale, exchange or maturity of the notes on or after January 1, 2017. We will not pay any additional amounts in respect of this withholding tax, so if this withholding applies, you will receive less than the amount that you would have otherwise received.

Depending on your circumstances, you may be entitled to a refund or credit in respect of some or all of this withholding. However, even if you are entitled to have any such withholding refunded, the required procedures could be cumbersome and significantly delay your receipt of any withheld amounts. You should consult your tax advisor regarding FATCA. You should also consult your bank or broker through which you would hold the notes about the likelihood that payments to it (for credit to you) may become subject to withholding in the payment chain.

In addition, your notes may also be subject to other U.S. withholding tax as described in “United States Taxation” in the accompanying prospectus.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement, the accompanying product supplement, the accompanying general terms supplement, the accompanying prospectus supplement or the accompanying prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This pricing supplement, the accompanying product supplement, the accompanying general terms supplement, the accompanying prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this pricing supplement, the accompanying product supplement, the accompanying general terms supplement, the accompanying prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

Pricing Supplement

Page
Summary Information	PS-4
Hypothetical Examples	PS-7
Additional Risk Factors Specific to Your Notes	PS-11
The Underlier	PS-17
Foreign Account Tax Compliance Act (FATCA) Withholding	PS-23

Product Supplement No. 1626 dated August 24, 2012
Summary Information	S-1
Hypothetical Returns on the Underlier-Linked Notes	S-10
Additional Risk Factors Specific to the Underlier-Linked Notes	S-30
General Terms of the Underlier-Linked Notes	S-34
Use of Proceeds	S-39
Hedging	S-39
Supplemental Discussion of Federal Income Tax Consequences	S-41
Employee Retirement Income Security Act	S-48
Supplemental Plan of Distribution	S-49

General Terms Supplement dated September 23, 2013
Additional Risk Factors Specific to the Notes	S-1
Supplemental Terms of the Notes	S-13
The Underliers	S-33
Licenses	S-34
S&P 500® Index	S-35
MSCI Indices	S-40
Hang Seng China Enterprises Index	S-48
Russell 2000® Index	S-53
FTSE® 100 Index	S-59
Euro STOXX 50® Index	S-64
TOPIX	S-70
The Dow Jones Industrial AverageSM	S-75
The iShares® MSCI Emerging Markets ETF	S-78

Prospectus Supplement dated September 19, 2011
Use of Proceeds	S-2
Description of Notes We May Offer	S-3
United States Taxation	S-25
Employee Retirement Income Security Act	S-26
Supplemental Plan of Distribution	S-27
Validity of the Notes	S-28

Prospectus dated September 19, 2011
Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	33
Description of Purchase Contracts We May Offer	48
Description of Units We May Offer	53
Description of Preferred Stock We May Offer	58
The Issuer Trusts	65
Description of Capital Securities and Related Instruments	67
Description of Capital Stock of The Goldman Sachs Group, Inc.	88
Legal Ownership and Book-Entry Issuance	92
Considerations Relating to Floating Rate Debt Securities	97
Considerations Relating to Securities Issued in Bearer Form	98
Considerations Relating to Indexed Securities	102
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	105
Considerations Relating to Capital Securities	108
United States Taxation	112
Plan of Distribution	135
Conflicts of Interest	137
Employee Retirement Income Security Act	138
Validity of the Securities	139
Experts	139
Review of Unaudited Condensed Consolidated Financial Statements by Independent Registered Public Accounting Firm	139
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	140

$

The Goldman Sachs Group, Inc.

Leveraged Buffered iShares® U.S. Real Estate ETF-Linked Notes due

Goldman, Sachs & Co.